UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Allbirds, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

01675A 109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01675A 109

1.	Names of Reporting Persons Joseph Zwillinger
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,875,000 (see Item 4 herein)
	6.	Shared Voting Power 11,102,610 (see Item 4 herein)
	7.	Sole Dispositive Power 1,875,000 (see Item 4 herein)
	8.	Shared Dispositive Power 11,102,610 shares (see Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,977,610 (see Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 20.9% of Class A Common Stock (8.7% of Common Stock) (See Item 4 herein)
12.	Type of Reporting Person (see instructions) IN

Item 1(a).	Name of Issuer: Allbirds, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 730 Montgomery Street, San Francisco, CA 94111

Item 2(a).	Name of Person Filing: Joseph Zwillinger

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is: c/o Allbirds, Inc. 730 Montgomery Street San Francisco, CA 94111

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Class A Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number: 01675A 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

As of December 31, 2021, Mr. Zwillinger beneficially owned 12,977,610 shares of the Issuer’s Class B Common Stock, consisting of: (i) 11,102,610 shares held by Joseph Z. Zwillinger and Elizabeth L. Zwillinger, as Trustees of the Twin Wolves Revocable Trust under Revocable Trust Agreement dated September 27, 2017 and (ii) 1,875,000 shares issuable pursuant to stock options held by Mr. Zwillinger that are exercisable within 60 days of December 31, 2021 (1,171,875 of which were vested as of such date). The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. Each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon the sale or transfer of such share of Class B Common Stock, subject to certain exceptions, and in certain other circumstances described in the Issuer’s amended and restated certificate of incorporation. The holders of Class B Common Stock are entitled to 10 votes per share, and the holders of Class A Common Stock are entitled to one vote per share.

(b)	Percent of Class:

Percent of Class A Common Stock is based on the denominator of (i) 49,016,511 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2021 and (ii) 12,977,610 shares of the Issuer’s Class B Common Stock beneficially owned by Mr. Zwillinger that are convertible into Class A Common Stock, and deemed as outstanding Class A Common Stock for purposes of computing this percentage in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Percent of Common Stock and total voting power of the Issuer’s outstanding Common Stock is based on the denominator of (i) 49,016,511 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2021, (ii) 98,036,009 shares of the Issuer’s Class B Common Stock outstanding as of December 31, 2021, and (iii) 1,875,000 shares issuable pursuant to stock options held by Mr. Zwillinger that are exercisable within 60 days of December 31, 2021, and deemed as outstanding Common Stock for purposes of computing this percentage in accordance with Rule 13d-3(d) of the Exchange Act, and the information set forth in (a) above.

Based on the above, Mr. Zwillinger beneficially owned (A) 20.9% of the Issuer’s outstanding Class A Common Stock and (B) 8.7% of the Issuer’s outstanding Common Stock, representing 12.4% of the total voting power of the Issuer’s outstanding Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,875,000

(ii)	Shared power to vote or to direct the vote: 11,102,610

(iii)	Sole power to dispose or to direct the disposition of: 1,875,000

(iv)	Shared power to dispose or to direct the disposition of: 11,102,610

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022
Date

/s/ Joseph Zwillinger
Joseph Zwillinger